NEWS RELEASE

PTC REPORTS CONSOLIDATED FIRST QUARTER 2003 RESULTS

Warsaw – May 14, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the first quarter of 2003. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

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PTC strengthened its market leadership position with an estimated 35.4 percent share in the overall wireless market and an estimated 38.6 percent share in the postpaid market segment;

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Increase of total consolidated subscriber base by 31.9 percent to over 5.2 million subscribers at the end of March 2003 from 4.0 million at the end of March 2002

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Gross subscriber additions totaled 554 thousand in the first quarter of 2003, an increase of 30.1 percent comparing to the figure for the first quarter of 2002;

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Net subscriber additions equal to 372.1 thousand, 88.4 percent more than in the corresponding period of 2002;

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Revenues for the first quarter increased 13.2 percent to PLN 1,274.7 million when compared to the first quarter of 2002;

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EBITDA margin was 30.0 percent in the quarter compared to 42.3 percent in the first quarter of 2002;

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Average Revenue per User (ARPU) for the first quarter was PLN 79.4;

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Monthly churn rate during the quarter was 1.2 percent compared to 2.0 percent a year ago;

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Net income for the quarter was PLN 42.4 million;

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Total debt as of March 31, 2003 was PLN 4,094.0 million; debt repayment for the quarter totaled PLN 305.3 million; total debt to annualized EBITDA ratio was at 2.1x.

Financial highlights for the first quarter of 2003
Revenues: Total revenues for the first quarter of 2003 grew 13.2 percent when compared to the same period of 2002.

Revenues

Total revenues for the three months ended March 31, 2003 were PLN 1,274.7 million (US$314.7[1] million), an increase of PLN 148.5 million (US$ 36.7 million) or 13.2 percent compared to the first quarter of 2002. During the quarter, service revenues and fees increased 15.1 percent to PLN 1,235.1 million (US$ 304.9 million) from PLN 1,073.2 million (US$ 264.9 million) in the first quarter of 2002 mainly as a result of an increase in the subscriber base and higher interconnection revenues. This was partially offset by increasing share of lower ARPU prepaid customers in our subscriber base, a decrease in the average number of minutes of use in both pre-paid and post-paid segments and a decline in the average rate per minute as a result of increased number of bundled free or cheaper minutes and introduction of new tariff plans.

PTC’s revenue was positively impacted by the interconnection agreement with PTK Centertel, which came into effect in June 2002. The revenues coming from this agreement totaled PLN 51.4 million (US$ 12.7 million) or 4.0 percent of total revenues in the first quarter of 2003.

Revenues from SMS Interconnection with PTK Centertel and Polkomtel, effective from February 1, constituted another new element included in the first quarter 2003 revenues, amounting to PLN 16.7 million (US$ 4.1 million)

Compared to the first quarter of 2002, revenues from the sale of telephones and accessories decreased by 25.3 percent to PLN 39.6 million (US$ 9.8 million) from PLN 53.0 million (US$ 13.1 million).

The decrease in value of telephones and accessories sold was recorded in spite of a significant increase in the number of gross additions. This was caused by successful promotional campaigns for post-paid subscribers, who buy subsidized handsets, and by a lower share of sales of handsets for pre-paid activations relative to starter packs, which consist of only a SIM card, without a handset, in comparison to the first quarter of 2002.

Greater emphasis placed on subscriber growth during the first quarter has resulted in the year-on-year quarterly revenue growth rate increase from 12.3 percent in the fourth quarter of 2002 to 13.2 percent in the first quarter of 2003.

ARPU: During the first quarter of 2003, ARPU decreased by 12.0 percent from the first quarter of 2002.

ARPU

During the first quarter of 2003, monthly Average Revenue per User (ARPU) was PLN 79.4 (US$19.6) a decrease of 12.0 percent when compared to the first quarter 2002 result of PLN 90.2 (US$ 22.3) and a decrease of 8.8 percent when compared to PLN 87.1 (US$21.5) in the fourth quarter of 2002. ARPU from postpaid subscribers during the first quarter 2003 was PLN 127.9 (US$ 31.6), 1.7 percent up over the first quarter of 2002. ARPU from prepaid subscribers was PLN 29.5 (US$7.3), 11.4 percent down over the same period of 2002.

The decrease in ARPU recorded in the quarter was driven by continuing changes in customer mix, reflected in a significant growth in the number of pre-paid customers.

Stable post-paid ARPU can be attributed to an increased proportion of business and high ARPU private customers in our post-paid subscriber base and increasing revenues from non-voice services. ARPU for both post-paid and pre-paid subscribers was positively affected by revenues coming from interconnect agreement with PTK Centertel and the interconnection revenue from SMS traffic originated in the two other mobile networks in Poland and terminated in the PTC network.

Lower pre-paid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services. Decreasing incoming traffic from fixed-line operators had a particularly negative effect on pre-paid ARPU, as pre-paid customers have a high proportion of incoming minutes in their overall minutes of use.

Cost of Sales: Cost of sales was up by 31.1 percent in the first quarter of 2003 when compared to the same period of 2002. This increase was mainly driven by an almost threefold increase in interconnection charges and 41.9 percent higher cost of telephones and accessories.

Cost of Sales

For the three months ended March 31, 2003, total cost of sales was PLN 901.0 million (US$ 222.4 million), up 31.1 percent from PLN 687.5 million (US$ 169.7 million) in the first quarter of 2002. Compared to the fourth quarter of 2002, cost of sales increased by 26.4 percent.

During the first quarter of 2003, the cost of services sold increased 25.2 percent to PLN 558.9 million (US$ 138.0 million) from PLN 446.4 million (US$ 110.2 million) in the first quarter of 2002, while the cost of sales of telephones and accessories increased by 41.9 percent to PLN 342.1 million (US$ 84.5 million) compared to PLN 241.0 million (US$ 59,5 million).

The increase in cost of services sold was mainly driven by:

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an almost threefold increase in interconnection charges to PLN 163.3 million (US$ 40.3 million) in the first quarter of 2003 from PLN 59.8 million (US$ 14.7 million)  in the corresponding period of 2002 as a higher proportion of traffic moves to mobile networks and away from the fixed line networks, and inclusion of PLN 67.2 million (US$ 16.6 million) of charges for interconnection with PTK Centertel, following a new interconnection agreement effective since mid-June 2002. SMS Interconnect charges constituted another new element affecting this cost category and amounted to PLN 15.8 million (US$ 3.9 million) in the first quarter of 2003. Correcting for the new interconnect cost and revenue items, cost of services sold would have increased by 6.6 percent compared to the first quarter of 2002 versus adjusted service revenue growth of 8.7 percent;

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an 80.6 percent increase in commission charges to PLN 39.2 million (US$ 9.7 million) in the first quarter of 2003 from PLN  21.7 million (US$ 5.4 million) in the first quarter of 2002. The increase in commission charges was due to a significantly higher number of gross additions recorded in the first quarter of 2003 comparing to the corresponding period of the previous year.

The increase in the cost of telephones and accessories was the result of:

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a significant share of post-paid subscribers acquiring subsidized handsets during a promotion period;

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continuation of retention programs, involving offers of subsidized replacement terminals for our higher ARPU customers;

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a 15.7 percent higher average Zloty rate against the Euro in the first quarter of 2003 compared to the average rate in the first quarter of 2002, increasing the Zloty cost of handsets and accessories, which are purchased based on Euro denominated contracts;

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Re-stocking of dealer distribution channels including an increase of stock levels of post-paid terminals in dealer shops. Approximately PLN 32.0 million (approx. US$ 7.9 million) of terminals were expensed in the first quarter of 2003 that will be activated during subsequent quarters.

Cost of Acquisition

During the quarter, the average cost of acquisition increased to PLN 393.3 (US$97.1) compared to PLN 309.2 (US$76.3) in the first quarter of 2002 and PLN 267.0 (US$65.9) in the fourth quarter of 2002, mainly the result of a somewhat higher share of post-paid subscribers among our gross subscriber additions, when compared to the previous quarters that were much more dominated by pre-paid gross additions.

The average cost of acquisition for postpaid subscribers increased to PLN 840.3 (US$207.4) in the first quarter of 2003 from PLN 627.2 (US$154.8) in the fourth quarter of 2002.

The increase was a result of successful promotional offers in which attractive handsets, featuring GPRS, colour screens and MMS capabilities, were offered to post-paid customers and depreciation of the zloty against the euro, which increased the cost of handset purchases. We expect the terminals to support growth in non-voice ARPU over the coming quarters.

The average acquisition cost for prepaid customers decreased to PLN 49.7 (US$ 12.3) compared to PLN 62.5 (US$ 15.4) in the fourth quarter of 2002. This decrease can be attributed to a higher share of starter SIM packs, as opposed to bundles including a handset, than in the preceding Christmas season.

Gross Margin

Gross margin for the first quarter of 2003 was PLN 373.7 million (US$ 92.2 million), compared with gross margin of PLN 438.7 million (US$ 108.3 million) in the same period of 2002. As a percentage of total net sales, gross margin decreased to 29.3 percent in the first quarter of 2003 from 39.0 percent for the first quarter of 2002.

The decrease in gross margin in the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was primarily due to increased interconnection and acquisition expenses in a period of fast subscriber growth as well as higher retention expenses, which was only partly offset by the increase in revenues resulting from the growth of subscriber base during the period.

The fall in margin also comes from the interconnection agreement with PTK Centertel and the SMS interconnection which gross up revenues and costs, and the impact of the weaker Zloty on indexed expenses.

Operating Expenses

Operating expenses for the three months ended March 31, 2003 increased to PLN 223.7 million (US$ 55.2 million) from PLN 190.0 million (US$ 46.9 million) in the first quarter of 2002. Compared to the first quarter of 2002, operating expenses increased by 17.7 percent and when compared to the fourth quarter of 2002 operating expenses increased by 6.7 percent. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs increased to PLN 166.7 million (US$ 41.1 million) in the first quarter of 2003 from PLN 136.5 million (US$ 33.7 million) in the first quarter of 2002 and from PLN 142.6 million (US$ 35.2 million) in the last quarter of 2002. The increase over the quarter is closely related to our efforts to acquire new subscribers. The main reason for the cost increase was higher advertising expenses as compared to the corresponding period of 2002, when our marketing spend and promotional activities were particularly low. An offsetting item was a decrease in bad debt provisions.

Administration and other operating expenses increased to PLN 57.0 million (US$ 14.1 million) in the first quarter of 2003 from PLN 53.5 million (US$ 13.2 million) in the first quarter of 2002 and decreased from PLN 66.9 million (US$ 16.5 million) in the fourth quarter of 2002. The slight increase in administration and other operating expenses is mainly due to increased cost of external services and higher depreciation charges.

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC has managed to significantly reduce its bad debt expense as a percentage of revenues to 0.8 percent. This compares to bad debt expense of 1.7 percent in the first quarter of 2002, and represents a further decrease compared to 1.1 percent recorded in the fourth quarter of 2002. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

EBITDA: In the first quarter of 2003, EBITDA was PLN 381.9 million, a decrease of 19.9 percent over the first quarter of 2002, as a result of successful promotions which led to a high number of new customer activations.

EBITDA

EBITDA for the three months ended March 31, 2003 was PLN 381.9 million (US$ 94.3 million) compared to PLN 476.8 million (US$ 117.7 million) in the same period of 2002. This represents EBITDA decrease of 19.9 percent compared to the previous year.

The decrease in EBITDA is in line with the expectations expressed in the release of the results for the fourth quarter of 2002, resulting from a more aggressive sales policy aimed at strengthening PTC’s leadership in the market. Successful promotional campaigns resulted in a high number of gross additions, which led to increased cost of sales by 31.1 percent and higher advertising expenses. Increased cost was only partly offset by a 13.2 percent increase in total revenues.

EBITDA margin for the quarter was 30.0 percent, a decrease from 42.3 percent in the first quarter of 2002.

Management expects to see improved EBITDA margins in subsequent quarters and is currently expecting margins in the 34-36 percent range for the full year with revenue growth faster than in 2002.

Operating Profit: Operating profit for the quarter ended March 31, 2003 decreased by 39.7 percent to PLN 150.0 million when compared to the first quarter of 2002.

Operating Profit

Operating profit for the three months ended March 31, 2003, was PLN 150.0 million (US$ 37.0 million), down 39.7 percent when compared to PLN 248.7 million (US$ 61.4 million) in the same period of 2002. The decrease in operating profit over the first quarter of 2003 is the result of the 14.8 percent decrease in gross margin coupled with an increase in operating expenses. Depreciation for the quarter was PLN 231.9 million (US$ 57.2 million), marginally above the depreciation for the first quarter of 2002 of PLN 228.1 million (US$ 56.3 million).

As a percentage of total net sales, operating profit decreased to 11.8 percent in the first quarter of 2003 from 22.1 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense and other financial gains resulted in a net financial expense of PLN 108.8 million (US$ 26.9 million) in the three months ended March 31, 2003 compared to the net financial expense of PLN 181.9 million (US$ 44.9 million) in the first quarter of 2002, a decrease of 40.2 percent.

For the three months ended March 31, 2003, net interest expense was PLN 82.5 million (US$ 20.4 million), compared to PLN 107.7 million (US$ 26.6 million) a year ago, mainly due to a decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net[2] for the three months ended March 31, 2003, was PLN 98.5 million (US$ 24.3 million).

The depreciation of the local currency against both the Euro (9.6 percent) and the U.S. Dollar (5.5 percent) during the quarter resulted in a net foreign exchange loss of PLN 223.2 million (US$ 55.1 million), compared to a net foreign exchange loss of PLN 116.6 million (US$ 28.8 million) for the first quarter of 2002. Gross foreign exchange losses in the first quarter of 2003 totaled PLN 302.7 million (US$ 74.7 million) of which PLN 60.4 million (US$ 14.9 million) was capitalized leaving a P&L foreign exchange loss of PLN 242.3 million (US$ 59.8 million). Offsetting foreign exchange gains were PLN 19.1 million (US$ 4.7 million).

Gains on hedging transactions (realization and fair value valuation of forward contracts and accrued part of cross currency swap payments) were PLN 135.6 million (US$ 33.5 million) of which PLN 15.0 million (US$ 3.7 million) was capitalized, resulting in a P&L net effective gain of PLN 120.6 million (US$ 29.8 million).

Net foreign exchange loss includes a gain of PLN 1.9  million (US$ 0.5 million) that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies. Foreign exchange debt decreased during the first quarter of 2003 by Euro 5.0 million (principal amount of repurchased Notes).

During the quarter, we recognized other financial gain net of PLN 196.9 million (US$ 48.6 million) compared to PLN 42.4 million (US$ 10.5 million) in the first quarter of 2002, resulting mainly from gains on hedging transactions described above and derivatives embedded in our Notes, lease and other trade contracts.

Other financial gain net included a gain of PLN 8.3 million (US$ 2.0 million) that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 75.6 million (US$ 18.7 million) relating to the fair value valuation of call options embedded in our Notes. The remaining gain of PLN 113.0 million (US$ 27.9 million) relates to the fair value valuation of other derivative instruments, forward and swap contracts, and other financial expenses.

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Net Income: PTC’s net income totaled to PLN 42.4 million (US$ 10.5 million) for the quarter ended March 31, 2003.

Net Income

Lower operating profit in the first quarter of 2003 was partially offset by a lower level of net financial expenses than in the prior year.

A tax benefit recognized in the first quarter of 2003 amounted to PLN 1.2 million (US$ 0.3 million) as compared to a tax charge of PLN 14.6 million (US$ 3.6 million) a year ago. The benefit resulted from a positive deferred tax charge, mainly due to non-taxable income resulting from an increase in value of the options embedded in our Existing Notes.

As a result, net income for the first quarter of 2003 was PLN 42.4 million (US$ 10.5 million), compared to a net income of PLN 52.2 million (US$ 12.9 million) in the corresponding period of the previous year, a decrease by 18.8 percent.

Liquidity

As of March 31, 2003, PTC had drawn down PLN 684.6 million (US$ 169.0 million) of the Zloty tranche of the senior secured Bank Credit Facilities, leaving approximately Euro 528.3 million (US$ 574.5 million) available.

Total debt as of March 31, 2003 was PLN 4,094.0 million (US$ 1,010.6 million). The total debt comprised of PLN 4,048.3 million (US$ 999.3 million) of long-term debt[3] and PLN 45.7 million (US$ 11.3 million) of current debt[4]. Total debt to annualized EBITDA increased to 2.1x as of March 31, 2003 from 2.0x as of December 31, 2002.

EBITDA for the three months ended March 31, 2002, amounted to PLN 381.9 million (US$ 94.3 million) compared to PLN 66.9[5] million (US$ 16.5 million) in PTC’s investments in its GSM business.

Accordingly, the Company is continuously generating significant free cash flow from its 2G and 2.5G business, which after debt service allowed PLN 305.3 million (US$ 75.4 million) of debt repayments and redemptions.

Operational Highlights

Growth in the subscriber base: In the first quarter of 2003, PTC’s subscriber base grew by 31.9 percent, when compared to the first quarter of 2002; allowing PTC to strengthen its leadership position in the Polish wireless market.

Subscriber Growth

During the first quarter of 2003, PTC attracted 553,927 new subscribers (gross additions), approximately 30.1 percent more than the 425,765 subscribers acquired in the first quarter of 2002. PTC’s total net subscriber base increased by 31.9 percent to 5,240,373 subscribers as of March 31, 2003, from 3,973,192 subscribers as of March 31, 2002. In the first quarter of 2003 PTC attracted 240,769 postpaid subscribers and 313,158 prepaid subscribers compared to 169,152 postpaid and 256,613 prepaid gross additions in the first quarter of 2002.

The majority of gross additions select pre-paid tariffs. While it was still the case during the last three months, the proportion of gross additions selecting post-paid tariffs has increased in the first quarter of 2003 to 43.5 percent from approximately 39.7 percent in the corresponding period of 2002 and 36.2 percent in the fourth quarter of 2002. We believe that such an up-tick in the proportion of post–paid subscribers in our gross additions is driven by successful promotional activities, as well as the new post-paid tariff plans introduced in October 2002, including, among other attractive features, optional per 1 second billing, which represented the first major price reductions in the post-paid tariffs since November 2000.

During the first quarter of 2003, our post-paid subscriber base reached 2,624,967 subscribers, an 11.7 percent increase from 2,350,758 at the end of the first quarter of 2002. Prepaid subscribers totaled 2,615,406, which represents a 61.2 percent growth over 1,622,434 a year ago. Strong growth in the prepaid subscriber base reflects our focus on our exposure to the fastest growing market segment. New prepaid tariff plans introduced in the second and third quarter of 2002 are aimed at further strengthening PTC’s position in this market segment. The Company estimates that the overall Polish wireless market grew by approximately 6.6 percent in the first quarter of 2003 to approximately 14.8 million subscribers, representing 38.7 percent market penetration.

In line with the trend observed during the last several quarters, the total Polish prepaid market grew faster than the postpaid market with growth rates of 8.7 percent and 4.3 percent respectively in the three months ended March 31, 2003.

PTC estimates its prepaid and postpaid market shares at 32.6 percent and 38.6 percent respectively compared to 31.7 percent and 38.8 percent respectively at the end of 2002. During the first quarter PTC has stepped up its efforts in the postpaid private market to complement the good performance seen in the business and prepaid segments during 2002. Management believes that the new tariffs and non-voice advantages of our Omnix service leave us better placed than in 2002 to make satisfactory returns on acquisition investment in the postpaid private segment.

PTC's subscriber base represents approximately 35.4 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland. Through its higher than average exposure to postpaid subscribers and business customers, PTC aims to maintain a revenue market share near the current level of approximately 37 percent.

PTC’s share of net additions in the first quarter of 2003 is estimated at 40.4 percent versus approximately 25.4 percent a year earlier. This improvement in share has been achieved through greater acquisition, retention and marketing investments that reduced EBITDA margin from 42.3 percent in the first quarter of 2002 to 30.0 percent in the first three months of 2003. However, this investment should pay back through faster revenue growth in subsequent quarters.

Churn Rate: During the quarter churn rate decreased significantly as a result of new retention activities and less prepaid deactivations.

Churn Rate

The average monthly churn rate in the first quarter of 2003 was 1.2 percent compared to 2.0 percent as an average in the first quarter of 2002.

The average monthly churn rate for post-paid subscribers in the first quarter of 2003 decreased to 1.7 percent compared to 2.5 percent in the corresponding period of 2002, mainly as a result of attractive value proposition introduced together with the new tariffs launched in September 2002, as well as intensified retention activities. PTC is continuously focusing on customer value in the post-paid private segment and carefully assessing the profitability of its retention offers.

The churn rate for pre-paid customers decreased to 0.7 percent in the first quarter of 2003, compared to 1.2 percent in the corresponding quarter of 2002. This reduction in churn rate was largely due to an extension in the dormancy period of pre-paid accounts to compensate for shorter coupon validity periods introduced in previous quarters. As a result, PTC has maintained its policy of churning pre-paid customers twelve months after the last recharge in line with the policies of our competitors.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, the average number of MoUs per month in the first quarter of 2003 was 77.5 compared to 97.6 in the corresponding quarter of 2002 and 89.7 in the fourth quarter of 2002. The average number of MoUs per month was 123.6 minutes for post-paid subscribers and 30.1 minutes for pre-paid subscribers compared to 137.6 and 35.8 in the first quarter of 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of pre-paid subscribers among our customers as well as by a decreasing volume of incoming minutes from fixed-line operators due to mobile substitution effects. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many of our customers results in lower reported usage for a given length of actual talk-time.

We seek to stimulate usage by increasing the number of free minutes in a bundle, lowering tariffs and the introduction of one-second billing for post-paid customers.

SMSs sent from PTC’s network increased to 22 per subscriber, per month in the first quarter of 2003.

Growth in the number of SMS

The average number of SMS was 22 SMSs per subscriber per month in the first quarter of 2003 compared to 16 in the first quarter of 2002. The average monthly number of SMSs was 23 SMSs per post-paid subscriber and 22 SMSs per pre-paid subscriber compared to 17 and 15, respectively, in the three months ended March 31, 2002.

The increase in the first quarter of 2003 was primarily due to the decrease of SMS prices offered as part of our new tariffs, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

Network Build-Out: At the end of the first quarter of 2003, total network investment reached PLN 7.7 billion. This includes investments in network tangible assets of PLN 4.3 billion[6], license fees of PLN 2.8 billion[7] and computer and network software of PLN 0.6 billion[8].

Network Build-Out

During the first quarter of 2003, PTC invested in its non-license capital expenditure the amount of PLN 66.9[9] million (US$ 16.5 million), 54.5 percent down from PLN 147.1 million (US$ 36.3 million) in the first quarter of 2002. Reduced spending in the first quarter of 2003 reflects a shift towards new services investments and away from capacity and coverage investments.

We expect the rate of usage growth to increase later in 2003, increasing our rate of investment.

Recent Developments

An appeal by TPSA, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network, was rejected by the Antimonopoly Court on October 23, 2002. The court upheld the decision of the Chairman of the Office for Telecommunication and Post Regulation (“OTRP”) from May 28, 2001, which forced TPSA to pay us a fee equal to local fixed to mobile interconnection rate. On January 20, 2003 the Company has been informed that TP SA lodged a cassation request to the Supreme Court against the Antimonopoly Court’s judgment. Management, based on counsels advice, is of the opinion that the possibility that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgment is little and is treated as a contingent liability.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. These new agreements will increase both our revenues and costs of interconnect from 2003 onwards.

In the first quarter of 2003 we repurchased and redeemed EUR 5.0 million of the 10 7/8% Notes issued in May 2001. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amount of EUR 182.5 million of the 10 7/8% Notes remains outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

In January PTC launched a new co-operation initiative called Era Business Partnership Program. PTC’s partners are well-known IT companies, with whom PTC jointly designs mobile business solutions for its corporate clients. The first partners are: Microsoft, Computerland, ATM, BCC and Comarch.

On May 6, 2003, PTC introduced new tariffs for post-paid subscribers. A differentiating feature of the new tariffs is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers. These tariffs will be marketed in conjunction with our existing range of bundled minutes tariffs that were refreshed last October. We believe this new approach will best meet customer preferences.

Personnel changes in the Supervisory Board

Mr Maciej Raczkiewicz, member of the Supervisory Board since 2002, resigned from his position. Mr Raczkiewicz was appointed as a member of the Supervisory Board by Elekrim Telekomunikacja Sp. z o.o.

Mr. Zygmunt Solorz-Żak has been appointed a new member of the Supervisory Board effective April 30, 2003.

Awards

Mr. Bogusław Kułakowski, Chairman and Director General of PTC, was awarded two prizes as the Manager of the Year in 2002. One was awarded by the “Świat Telekomunikacji” monthly and the other one by the „Mobile Internet” monthly, which also awarded PTC with a prize of the „Telecommunications Hit of the Year” for the 1-second billing introduced in the post-paid tariffs in 2002.

An independent opinion poll performed by TNS OBOP found Era, our brand, to be the most popular of the three mobile brands in the Polish market.

Our corporate Internet site www.era.pl was ranked first among the most popular telecommunications Internet sites in Poland. It is also the fifth most popular site visited amongst all Polish Internet sites.

New products

During the first quarter of 2003 we introduced several new products for our customers.

SMS users were offered a new, enhanced SMS Internet gateway, featuring many new functionalities, including EMS, messages combining text and graphics, SMS-to-email, large size (up to 1600 letters) SMSs, security features etc. Standard service is free, while some of the new features are charged.

The possibility of an electronic recharge of pre-paid accounts has been extended by introducing it in PTC’s shops and dealer outlets. This convenient way to pay for additional pre-paid credit is now available in about 1200 outlets across the country.

The new service “Local calls”, introduced in March, offers our subscribers a possibility to select one area code in Poland and obtain a special reduced rate for calls to all fixed-line telephone numbers in this area in exchange for a monthly fee.

PTC was the first Polish mobile operator to offer GPRS data transmission services to its pre-paid subscribers. All our subscribers now have access to a full range of data services, such as e-mail, WAP and Internet access or rich information and entertainment content provided on our Era Omnix platform.

The selection of PTC’s information services was enriched by a new way to access information content using a voice portal, partly navigated with a voice recognition system. An addition to the range of entertainment services were new Java games.

Outlook for 2003

PTC has provided guidance for 2003 results. The main objectives set out by the Company were to maintain its overall leadership in subscriber and revenue market share whilst continuing to improve net earnings, return on assets employed and continuing to deleverage the balance sheet.

The fast growth in the number of subscribers during the first quarter is in line with Management expectations of winning a share in new subscriber additions which would enable PTC to maintain its market leader position. It also puts the Company in a good position to accelerate revenue growth over the 13.5% level noted in 2002.

Current guidance for full year 2003 EBITDA margins is 34%-36% (38%-40% forecast communicated previously), due to higher spending on acquisition and retention, which is expected as a result of a higher number of new subscriber additions, introduction of handset subsidies for pre-paid subscribers by our competitors observed during the last few weeks and a higher Euro exchange rate negatively affecting the cost of handset purchases.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

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the effects of competition in the Polish market;

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the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

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the ability of PTC to continue to grow and maintain its leadership position in the market;

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the uncertainties related to PTC’s strategic investments;

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the impact of any unusual items resulting from PTC’s business operations;

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the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Karol Depczyński

Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

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Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)

Net sales	1,274,710	1,126,180

Cost of sales	(901,012)	(687,481)
	---------------	---------------
Gross margin	373,698	438,699

Operating expenses	(223,693)	(189,992)
	--------------	--------------
Operating profit	150,005	248,707

Non-operating items
Interest and other financial income	249,866	65,438
Interest and other financial expenses	(358,651)	(247,289)
	-------------	-------------
Profit before taxation	41,220	66,856

Taxation benefit/(charge)	1,208	(14,626)
	-------------	-------------
Net profit for the period	42,428	52,230
	=========	=========

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Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at March 31, 2003 (unaudited)	As at December 31, 2002

Current assets
Cash and cash equivalents	31,345	54,412
Short-term investments and other financial assets	76,854	12,143
Debtors and prepayments	621,645	620,749
Inventory	179,222	234,545
	-----------------	-----------------
	909,066	921,849

Long-term assets
Property, plant and equipment	3,314,531	3,438,686
Intangible fixed assets, net	2,691,241	2,651,130
Financial assets	301,607	171,288
Deferred costs and other long-term assets	92,168	82,091
	------------------	------------------
	6,399,547	6,343,195
	------------------	------------------
Total assets	7,308,613	7,265,044
	============	============

Current liabilities
Accounts payable	194,962	285,277
Amounts due to State Treasury	91,570	57,756
Interest-bearing liabilities	152,660	121,122
Accruals	221,954	185,569
Deferred income and other liabilities	217,903	224,358
	----------------	----------------
	879,049	874,082

Long-term liabilities
Interest-bearing liabilities	4,542,975	4,583,365
Non-interest-bearing liabilities	107,430	165,159
Deferred tax liability, net	291,648	268,171
Provision for liabilities and charges	24,848	21,740
	------------------	------------------
	4,966,901	5,038,435
	------------------	------------------
Total liabilities	5,845,950	5,912,517
	----------------	----------------

Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(18,941)	(86,649)
Accumulated profit	600,850	558,422
	-----------------	-----------------
	1,462,663	1,352,527
	-----------------	-----------------
Total equity and liabilities	7,308,613	7,265,044
	============	============

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Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation	41,220	66,856
Adjustments for:
Depreciation and amortization	231,862	228,129
Charge to provision and write-offs of doubtful debtors	10,508	18,794
Charge to provision for inventory	3,528	3,014
Other provisions long-term	3,108	1,968
Foreign exchange losses, net and changes in financial instruments fair value	25,918	73,911
(Gain)/loss on disposal of tangibles and intangibles	1,287	(828)
Interest expense, net	82,869	107,940
	------------	------------
Operating cash flows before working capital changes	400,300	499,784

Decrease/(Increase) in inventory	51,795	(26,082)
Decrease/(Increase) in debtors, prepayments and deferred cost	(23,054)	114
Increase in trade payables and accruals	79,028	68,852
	------------	------------
Cash from operations	508,069	542,668

Interest paid	(102,148)	(138,666)
Interest received	3,624	3,812
Income taxes paid	(358)	(331)
Realization of financial instruments	(5,832)	(4,092)
	------------	------------
Net cash from operating activities	403,355	403,391

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(13,708)	(42,943)
Purchases of tangible fixed assets	(109,664)	(170,014)
Proceeds from sale of equipment and intangibles	2,125	2,884
	------------	------------
Net cash used in investing activities	(121,247)	(210,073)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Repayment of Bank Credit Facilities	(311,057)	(254,015)
Redemption of the Notes	(21,377)	-
Net change in overdraft facility	27,128	50,432
	------------	------------
Net cash (used in)/ from financing activities	(305,306)	(203,583)

Net (decrease) in cash and cash equivalents	(23,198)	(10,265)

Effect of foreign exchange changes on cash and cash equivalents	131	102

Cash and cash equivalents at beginning of period	54,412	36,511
	------------	------------
Cash and cash equivalents at end of period	31,345	26,348

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Annex 4

Consolidated Statements of Changes in Equity

Summary Level from SEC 6-K report (International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated (deficit)/profit	Total

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745
Cash flow hedge
Net fair value gain, net of tax	-	-	453	-	453
Reclassified and reported in net profit	-	-	2,933	-	2,933
Deferred tax on reclassified item	-	-	(821)	-	(821)
Net profit for the period	-	-	-	52,230	52,230
	-------------	--------------	------------	----------------	-------------
Balance as at March 31, 2002 (unaudited)	471,000	409,754	(94,390)	264,176	1,050,540
Cash flow hedge:
Net fair value loss, net of tax	-	-	(18,170)	-	(18,170)
Reclassified and reported in net profit	-	-	27,277	-	27,277
Deferred tax on reclassified item	-	-	(7,638)	-	(7,638)
Deferred tax change in rates	-	-	6,272	-	6,272
Net profit for the period	-	-	-	294,246	294,246
	----------------	------------------	------------	----------------	-------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	=============	==============	=============	=============	===========
Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527
Cash flow hedge:
Net fair value gain, net of tax	-	-	64,290	-	64,290
Reclassified and reported in net profit	-	-	4,682	-	4,682
Deferred tax on reclassified item	-	-	(1,264)	-	(1,264)
Net profit for the period	-	-	-	42,428	42,428
	----------------	------------------	------------	----------------	-------------
Balance as at March 31, 2003 (unaudited)	471,000	409,754	(18,941)	600,850	1,462,663
	=============	==============	=============	=============	===========

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Annex 5

Statistical data

		Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)

Number of subscribers (at the end of the period)		5,240,373	3,973,192
	Postpaid	2,624,967	2,350,758
	Prepaid	2,615,406	1,622,434

Gross adds		553,927	425,765
	Postpaid	240,769	169,152
	Prepaid	313,158	256,613

MOU		77.5	97.6
	Postpaid	123.6	137.6
	Prepaid	30.1	35.8

SMSs		22.4	16.2
	Postpaid	22.8	17.10
	Prepaid	22.0	14.8

Churn		1.2 percent	2.0 percent
	Postpaid	1.7 percent	2.5 percent
	Prepaid	0.7 percent	1.2 percent

ARPU		79.4	90.2
	Postpaid	127.9	126.9
	Prepaid	29.5	33.3

Cost of Acquisition		393.3	309.2
	Postpaid	840.3	625.3
	Prepaid	49.7	100.8

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into US Dollars at the rate of PLN 4.0512 per US Dollar, the fixing rate announced by the National Bank of Poland on March 31, 2003.

2 Cash interest paid net consists of interest paid excluding interest on licenses.

3 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

4 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, Bank Credit Facilities, finance lease payables and index swaps.

5 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended March 31, 2003.

6 Represents gross value of plant and equipment

7 Represents gross value of GSM and UMTS licenses.

8 Represents gross value of computer and network software.

9 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended March 31, 2002.

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